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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENERGYSOLUTIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock
(Title of Class of Securities)

292756202
(CUSIP Number of Class of Securities (Underlying Common Stock))

Breke Harnagel
Chief Counsel
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, Utah 84101
(801) 649-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:

Keith L. Pope
Parr Brown Gee & Loveless
185 South State Street, Suite 800
Salt Lake City, UT 84111
(801) 532-7840

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable*	Not applicable*

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This filing contains only preliminary communications made before the commencement of an anticipated tender offer to acquire certain options issued to employees by EnergySolutions, Inc. (the "Company") in exchange for cash (the "Option Purchase Program").

        On April 29, 2009, the Company filed with the Securities and Exchange Commission its definitive Notice of Annual Meeting of Stockholders and Proxy Statement on Schedule 14A ("proxy materials"), a copy of which is filed as Exhibit 99.1 to this Schedule TO. The proxy materials include a proposal for stockholders to approve the Option Purchase Program.

        The Company has not initiated the Option Purchase Program and will not do so unless it receives approval from its stockholders at its 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, the Company may still decide to not implement the Option Purchase Program or may delay its implementation. If the Option Purchase Program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission ("SEC"). Persons who may be eligible to participate in the Option Purchase Program should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Purchase Program. The Company's stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov or from the Company by contacting John Rasmussen at (801) 649-2000.

ITEM 12.    EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.1	Definitive Notice of Annual Meeting of Stockholders and Proxy Statement for the 2009 Annual Meeting of Stockholders of EnergySolutions, Inc. (incorporated by reference to Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2009).

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  ITEM 12. EXHIBITS.